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                                                                       EXHIBIT 9


                        PEERLESS INDUSTRIAL GROUP, INC.

                           2430 METROPOLITAN CENTRE
                           333 SOUTH SEVENTH STREET
                         MINNEAPOLIS, MINNESOTA 55402

                                                                 April 17, 1997

Dear Stockholder:

  We are pleased to report that, on April 11, 1997, Peerless Industrial Group, Inc. (the "Company") entered into an Agreement and Plan of Merger (the "Merger Agreement") with R-B Acquisition Corporation ("R-B Acquisition") and R-B Capital Corporation ("R-B Capital") pursuant to which R-B Acquisition is offering to purchase all of the outstanding shares of the Company at a price of $1.67 per share in cash. Under the terms of the proposed transaction, R-B Acquisition is today commencing a cash tender offer for all outstanding shares of the Company's Common Stock and Class B common stock at $1.67 per share (the "Tender Offer"). R-B Acquisition and R-B Capital are corporations formed by Ridge Capital Corporation, Pandora Capital Corporation and their affiliates and William Blair Mezzanine Capital Fund II, L.P. Following the successful completion of the Tender Offer, R-B Acquisition will be merged into the Company (the "Merger") and all shares not purchased in the Tender Offer will be converted into the right to receive $1.67 per share in cash in the merger.

  YOUR BOARD OF DIRECTORS AND AN INDEPENDENT COMMITTEE OF THE BOARD OF DIRECTORS, HAVE UNANIMOUSLY APPROVED THE MERGER AGREEMENT, THE TENDER OFFER AND THE MERGER AND UNANIMOUSLY DETERMINED THAT THE TENDER OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE SHAREHOLDERS OF THE COMPANY. YOUR BOARD OF DIRECTORS AND THE INDEPENDENT COMMITTEE OF THE BOARD OF DIRECTORS RECOMMEND THAT THE SHAREHOLDERS OF THE COMPANY ACCEPT THE TENDER OFFER AND TENDER THEIR SHARES PURSUANT TO THE TENDER OFFER.

  In arriving at its recommendation, the Board of Directors gave careful consideration to the factors described in the attached Schedule 14D-9 that is being filed today with the Securities and Exchange Commission, including, among other things, the opinion of Summit Investment Corporation, the Company's financial advisor, that the cash consideration of $1.67 per share to be received by the Company's shareholders pursuant to the Tender Offer and Merger is fair, from a financial point of view, to the Company's shareholders. Shareholders are urged to read the opinion of Summit Investment Corporation, which is attached to the Schedule 14D-9 as Annex A.

  In connection with the Merger Agreement, certain shareholders of the Company have executed and delivered a Tender and Stock Option Agreement, pursuant to which such shareholders have (1) agreed to tender in the Tender Offer an aggregate of approximately 4.45 million shares (approximately 71% of the shares outstanding on the date hereof), together with additional shares under certain circumstances and (2) granted to R-B Acquisition an option to purchase, under certain circumstances, shares equal to 19.9% of the outstanding shares. In addition, the Company understands that certain members of senior management of the Company's operating subsidiary intend to tender shares pursuant to the Tender Offer.
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  In addition to the attached Schedule 14D-9, enclosed is the Offer to
Purchase dated April 17, 1997, together with related materials, including a Letter of Transmittal to be used for tendering your shares pursuant to the Tender Offer. These documents state the terms and conditions of the Tender Offer and Merger, provide detailed information about the transactions and include instructions as to how to tender your shares. We urge you to read these documents carefully in making your decision with respect to tendering your shares pursuant to the Tender Offer.

                                          Very truly yours,

                                          /s/ Harry W. Spell

                                          Harry W. Spell
                                          Chairman of the Board

                                          /s/ William H. Spell

                                          William H. Spell
                                          Chief Executive Officer